Exhibit 99.1

Central GoldTrust

Wednesday July 22, 2015

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the six months ended June 30, 2015.

The interim financial statements of Central GoldTrust are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	June 30,	December 31,
	2015	2014
	$	$
Assets:
Gold bullion at market	825,147,492	845,053,911
Cash and cash equivalents	7,056,357	11,064,910
Other receivables and prepayments	162,905	113,691
Total assets	832,366,754	856,232,512

Liabilities:
Accrued liabilities	871,989	955,712
Total liabilities	871,989	955,712

Equity:
Capital	744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	86,624,032	110,406,067
Total equity	831,494,765	855,276,800
Total liabilities and equity	832,366,754	856,232,512
Total equity per Unit	43.09	44.32

Exchange rate: U.S. $1.00 = Cdn.	1.2474	1.1601

Total equity per Unit
expressed in Canadian dollars	53.74	51.41

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $14.1 million or 1.7% during the three months ended June 30, 2015. This decrease was primarily attributable to the 1.3% decrease in the price of gold during the period. The impact of the unanticipated Special Meeting costs were also, to a lesser extent, a factor in the decrease in net assets during the period.

Net assets decreased by $23.8 million or 2.8% during the six months ended June 30, 2015. This decrease was primarily attributable to the 2.4% decrease in the price of gold during the period. The impact of the unanticipated Special Meeting costs were also, to a lesser extent, a factor in the decrease in net assets during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended June 30,			Six months ended June 30,
	2015	2014	2015	2014
Income:	$	$	$	$
Interest	5,539	9,546	12,562	18,400
Total income	5,539	9,546	12,562	18,400
Expenses:
Administration fees	419,158	452,280	851,210	906,433
Safekeeping fees and bank charges	162,996	252,421	329,087	502,892
Trustees’ fees and expenses	41,480	40,092	86,272	82,906
Unitholder information	22,403	32,046	44,796	43,731
Auditors’ fees	20,700	28,599	42,531	54,849
Regulatory filing fees	19,164	19,252	37,452	37,777
Stock exchange fees	11,535	12,680	23,069	25,360
Legal fees	6,186	10,760	19,517	24,562
Registrar and transfer agent fees	5,198	5,810	9,710	11,018
Special Meeting Costs	1,970,968	-	2,221,758	-
Unsolicited takeover bid costs	193,194	-	193,194	-
Total expenses	2,872,982	853,940	3,858,596	1,689,528
Net loss from Trust administration	(2,867,443)	(844,394)	(3,846,034)	(1,671,128)
Change in unrealized appreciation of holdings	(11,255,275)	16,403,851	(19,936,001)	79,972,886
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(14,122,718)	15,559,457	(23,782,035)	78,301,758

Net loss, inclusive of the change in unrealized appreciation of holdings, was $14.1 million for the three months ended June 30, 2015 compared to net income of $15.6 million for the comparable three-month period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the six months ended June 30, 2015 was $23.8 million compared to net income of $78.3 million for the comparable period in 2014. A significant portion of the reported net income (loss) for both the three and six-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and six-month periods ended June 30, 2015 as compared to the same period in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period. Expenses for the three and six month periods ended June 30, 2015 were significantly higher, particularly during the three months ended June 30, 2015, due to costs incurred as a result of the Special Meeting held on May 1, 2015 and an unsolicited takeover bid initiated on May 27, 2015.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended June 30, 2015 was 0.34% compared to 0.09% for the three-month period in 2014. For the six-month period ended June 30, 2015 the expense ratio was 0.45% compared to 0.18% for the comparative six-month period ended June 30, 2014. For the twelve-month period ended June 30, 2015 the expense ratio was 0.62% compared to 0.36% for the twelve-month period ended June 30, 2014. The increases in the expense ratios were a direct result of costs incurred for the Special Meeting held on May 1, 2015 and to deal with the unsolicited takeover bid by Sprott Asset Management.

If not for the significant expenses of the Special Meeting and subsequent unsolicited takeover bid, the expense ratios for each of the three, six and twelve-month periods would have decreased from those for the comparable periods in 2014. For the three-month period ended June 30, 2015, the expense ratio would have been 0.08% compared to 0.09% for the comparative six-month period in 2014. For the six-month period ended June 30, 2015 the expense ratio would have been 0.17% compared to 0.18% for the same period in 2014. For the twelve-month period ended June 30, 2015, the expense ratio would have been 0.35% compared to 0.36% for the comparative period in 2014.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 30, 2015, the Units of Central GoldTrust were 99.3% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).